April 4, 2008

Mail Stop 4561

Mr. David W. Heeter
President and Chief Executive Officer
MutualFirst Financial Inc.
110 E. Charles Street
Muncie, Indiana 47305

Re: **MutualFirst Financial Inc.**
       Form 10-K for Fiscal Year Ended December 31, 2006
       Filed March 16, 2007
       Form 10-Q for Fiscals Quarter Ended March 31, 2007,
       June 30, 2007, and September 30, 2007
       File Number: 000-27905

Dear Mr. Heeter:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                        Sincerely,

                                        John P. Nolan
                                        Accounting Branch Chief